

February 13, 2020

By E-Mail
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place
No. 81 Jianguo Road
Chaoyang District
Beijing 100025, PRC

> **Re:** **SORL Auto Parts, Inc.**
> **Amended Schedule 13E-3**
> **Filed on February 11, 2020**
> **Filed by SORL Auto Parts, Inc. et. al.**
> **File No. 005-35858**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 11, 2020**
> **File No. 000-11991**
>
> **Amended Schedule 13D**
> **Filed April 25, 2019 by Xiaoping Zhang, Shuping Chi, and Xiaofeng Zhang**
> **File No. 005-35858**

Dear Ms. Xue:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Amended Schedule 13D

1. We note that exhibit 99.3 to the Schedule 13D filed on April 25, 2019 included Schedule A and B, but that neither exhibit has been filed in full. Please revise your filing to include the full text of the exhibits.

2. We note that Ruili Group was included as a beneficial owner in the Schedule 13D file on December 3, 2019. Please tell us why Ruili Group was not included as a beneficial owner in the Schedule 13D filed on April 25, 2019.

Revised Proxy Statement

Background of the Merger, page 17

3. Please disclose the substance of your response to prior comment 3 in your proxy statement.

Interests of the Company's Directors and Officers in the Merger, page 55

4. It appears that the directors and officers of the company who are not part of the Buyer Consortium do not own any securities in the company and consequently will not receive any payment in connection therein. Please confirm if this is correct; otherwise, please disclose the proceeds to be received by each such directors and officers.

 Please direct any questions to me at (202) 551-3619.

     Sincerely,

     /s/ Daniel F. Duchovny
     Daniel F. Duchovny
     Special Counsel
     Office of Mergers and Acquisitions